EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

General

USBC, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.001 per share. All outstanding shares of the Company’s capital stock are fully paid and nonassessable.

The following description summarizes certain material terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by reference to our governing documents, including our articles of incorporation (as amended and restated), any applicable certificates of designation for preferred stock, and our bylaws (as amended and restated), copies of which are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. For a complete description of our capital stock, you should refer to those documents and to the applicable provisions of the corporate laws of the State of Nevada.

Authorized Capital Stock

The Company’s authorized capital stock consists of:

•	750,000,000 shares of common stock, par value $0.001 per share; and

•	5,000,000 shares of “blank check” preferred stock, par value $0.001 per share

Common Stock

Listing

Our common stock trades on the NYSE American under the symbol “USBC.”

Authorized

We currently have authority to issue up to 750,000,000 shares of common stock, par value $0.001 per share. From time to time, we may amend our certificate of incorporation to change the number of authorized shares of common stock. Any such amendment would require the approval of the holders of a majority of the voting power of the shares entitled to vote thereon.

Voting Rights

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Our common stockholders do not have cumulative voting rights in the election of directors. The directors will be elected by a plurality of the outstanding shares entitled to vote on the election of directors. Any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding not less than the minimum amount of voting power that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted.

One-third of the votes entitled to be cast on a matter by the holders of shares of capital stock entitled to vote and be counted collectively upon a matter, represented in person or by proxy, constitute a quorum for the transaction of business at a meeting of stockholders.

Dividend Rights; Right to Receive Liquidation Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends and other distributions when and as declared by our Board of Directors out of funds legally available therefore for distribution to stockholders and to share ratably in the assets legally available for distribution to stockholders in the event of the liquidation or dissolution, whether voluntary or involuntary, of our company. We have not paid any dividends and do not anticipate paying any dividends on our common stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business.

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Transferability

Shares of our common stock are freely transferable, subject to any restrictions pursuant to Nevada law and applicable federal securities laws.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive, subscription, or conversion rights. Our common stock is subject to redemption by us.

Preferred Stock

Authorized Preferred Stock

Our authorized preferred stock currently consists of 5,000,000 shares of “blank check” preferred stock, par value $0.001 per share. Our preferred stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Our board of directors is authorized, subject to limitations prescribed by Nevada law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding) the number of shares of any series of preferred stock, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock or other series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Withdrawal of Designations

In connection with the filing of this Annual Report on Form 10-K, the Company filed withdrawals of designation with the Secretary of State of the State of Nevada to terminate the designations of the Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, and Series H Convertible Preferred Stock. At the time of such filings, no shares of Series C, Series D, or Series H Preferred Stock were outstanding. The withdrawals of designation were effective upon filing and eliminated from the Company’s articles of incorporation, as amended, all matters set forth in the prior certificates of designation relating to such series.

Limitation of Liability and Indemnification of Officers and Directors

Nevada law provides that directors and officers are not individually liable to corporations or their stockholders or creditors for damages for acts or the failure to act as directors or officers, unless the presumption of the business judgment rule has been rebutted and it is proven that the directors or officers act or failure to act constituted a breach of fiduciary duties and such breach involved intentional misconduct, fraud or a knowing violation of law. Our amended and restated articles of incorporation, as amended to date, include an exculpation provision that eliminates or limits the liability of our directors and officers to the fullest extent permitted by Nevada law.

Our amended and restated articles of incorporation, as amended to date, and our second amended and restated bylaws, as amended to date, include provisions that require us to indemnify, to the fullest extent allowable under applicable law, our directors and officers for certain liability and loss suffered and expenses incurred in connection with actions taken as a director or officer or for serving at our request as a director or officer or another position at another corporation, partnership, joint venture, trust or other enterprise. We must also advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as required under our second amended and restated bylaws, as amended to date. Nevada law and our amended and restated articles of incorporation, as amended to date, permit us to purchase and maintain directors’ and officers’ liability insurance to protect us and our directors, officers, employees and agents for some liabilities.

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The limitation of liability and indemnification provisions in our amended and restated articles of incorporation, as amended to date, our second amended and restated bylaws, as amended to date, and Nevada law may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. The limitation of liability and indemnification provisions under our amended and restated articles of incorporation, as amended to date, and our second amended and restated bylaws, as amended to date, does not alter the liability of directors under the federal securities laws.

Anti-Takeover Effects

Nevada Law

Combinations with Interested Stockholder

Sections 78.411-78.444, inclusive, of the Nevada Revised Statutes (“NRS”) contain provisions governing combinations with an interested stockholder. For purposes of the NRS, “combinations” include: (i) any merger or consolidation with any interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to any interested stockholder of corporate assets with an aggregate market value equal to 5% or more of the aggregate market value of the corporation’s consolidated assets, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation, (iii) the issuance to any interested stockholder of voting shares (except pursuant to a share dividend or similar proportionate distribution) with an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (iv) the dissolution of the corporation if proposed by or on behalf of any interested stockholder, (v) any reclassification of securities, recapitalization or corporate reorganization that will have the effect of increasing the proportionate share of the corporation’s outstanding voting shares held by any interested stockholder and (vi) any receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loan, advance, guarantee, pledge or other financial assistance. For purposes of the NRS, an “interested stockholder” is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting shares of a Nevada corporation and any person who is an affiliate or associate of the corporation and was at any time during the preceding two years the beneficial owner of more than 10% or more of the voting power of the then outstanding shares of the Nevada corporation.

Subject to certain exceptions, the provisions of the NRS governing combinations with interested stockholders provide that a Nevada corporation may not engage in a combination with an interested stockholder for two years after the date that the person first became an interested stockholder unless the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors before the person first became an interested stockholder.

Control Share Acquisitions

The NRS also contains a “control share acquisitions statute.” If applicable to a Nevada corporation, this statute restricts the voting rights of certain stockholders referred to as “acquiring persons,” that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of an “issuing corporation.” For purposes of these provisions, a “controlling interest” means with certain exceptions the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of all voting power in the election of directors, and “issuing corporation” means a Nevada corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation. The voting rights of an acquiring person in the affected shares will be restored only if such restoration is approved by the holders of a majority of the voting power of the corporation. The NRS allows a corporation to “opt-out” of the control share acquisitions statute by providing in such corporation’s articles of incorporation or bylaws that the control share acquisitions statute does not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified.

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Articles of Incorporation and Bylaws

No Cumulative Voting

Where cumulative voting is permitted in the election of directors, each share is entitled to as many votes as there are directors to be elected and each stockholder may cast all of its votes for a single director nominee or distribute them among two or more director nominees. Thus, cumulative voting makes it easier for a minority stockholder to elect a director. Our amended and restated articles of incorporation, as amended to date, deny stockholders the right to vote cumulatively.

Authorized But Unissued Shares

Our amended and restated articles of incorporation, as amended to date, permit our board of directors to authorize the issuance of preferred stock, and to designate the rights and preferences of our preferred stock, without obtaining stockholder approval. One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage a third party’s attempt to obtain control of us by means of a tender offer, proxy contest, merger, or otherwise. The issuance of shares of preferred stock also may discourage a party from making a bid for our common stock because the issuance may adversely affect the rights of the holders of our common stock. For example, preferred stock that we issue may rank prior to our common stock as to rights to dividends or other distributions, liquidation preference, or both, may have special voting rights and may be convertible into shares of our common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

Transfer Agent and Registrar

We have appointed Equiniti Trust Company located at 48 Wall Street, Floor 23, New York New York 10005, telephone number (800) 937-5449, as the transfer agent for our common stock.

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